

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2024

Jason H. Weber
Chief Financial Officer
ACNB Corporation
16 Lincoln Square
Gettysburg, PA 17325

> **Re: ACNB Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-35015**

Dear Jason H. Weber:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Finance